FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                30 September 2005


                               File no. 0-17630


                         CRH Blocklisting Interim Review



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Blocklisting Interim Review



                       BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The Irish Stock Exchange/The FSA

Date: 30th September 2005


Name of applicant:         CRH plc

Name of scheme:            1990 Share Option Scheme (95/4438d)


Period of return: From:    01.04.05      To:         30.09.05



Balance under scheme from previous return:       12,221,709


The amount by which the block scheme has         -
been increased, if the scheme has been
increased since the date of the last return:



Number of securities issued/allotted under       722,491
scheme during period:



Balance under scheme not yet issued/allotted     11,499,218
at end of period



Number and class of securities originally        11,000,000 Ordinary Shares
listed and the date of admission                 of EUR0.32 each on 4th
                                                 October 1995 and 15,500,000
                                                 Ordinary Shares of EUR0.32 each
                                                 on 26th March 2002



Total number of securities in issue at the end   535,107,584
of the period





Name of contact: Neil Colgan
Address of contact: CRH plc, 42 Fitzwilliam Square, Dublin 2.
Telephone number of contact: 00 353 1 6344340





SIGNED BY ______________________________________________

Neil Colgan
Assistant Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                       BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The Irish Stock Exchange/The FSA

Date: 30th September 2005


Name of applicant:         CRH plc



Name of scheme:            1990 U.K. Share Option Scheme (95/4438e)



Period of return: From:    01.04.05     To:      30.09.05



Balance under scheme from previous return:       248,952



The amount by which the block scheme has         -
been increased, if the scheme has been
increased since the date of the last return:



Number of securities issued/allotted under       44,950
scheme during period:



Balance under scheme not yet issued/allotted     204,002
at end of period



Number and class of securities originally        1,100,000 Ordinary Shares
listed and the date of admission                 of EUR0.32 each on 4th
                                                 October 1995 and 400,000
                                                 Ordinary Shares of EUR0.32
                                                 each on 6th December 2001



Total number of securities in issue at the end   535,107,584
of the period





Name of contact: Neil Colgan
Address of contact: CRH plc, 42 Fitzwilliam Square, Dublin 2.
Telephone number of contact: 00 353 1 6344340





SIGNED BY ______________________________________________

Neil Colgan
Assistant Company Secretary




If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 30th September 2005



Name of applicant:         CRH plc



Name of scheme:            2000 Share Option Scheme (RA/CRHplc/00024))



Period of return: From:    01.04.05     To:        30.09.05



Balance under scheme from previous return:         1,305,500



The amount by which the block scheme has           -
been increased, if the scheme has been
increased since the date of the last return:



Number of securities issued/allotted under         255,600
scheme during period:



Balance under scheme not yet issued/allotted      1,049,900
at end of period



Number and class of securities originally         1,500,000 Ordinary Shares
listed and the date of admission                  of EUR0.32 each on 26th March
                                                  2002



Total number of securities in issue at the end    535,107,584
of the period





Name of contact: Neil Colgan
Address of contact: CRH plc, 42 Fitzwilliam Square, Dublin 2.
Telephone number of contact: 00 353 1 6344340





SIGNED BY ______________________________________________

Neil Colgan
Assistant Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                       BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 30th September 2005



Name of applicant:         CRH plc



Name of scheme:            2000 Share Option Scheme (United Kingdom)
                           (RA/CRHplc/00023)



Period of return: From:    01.04.05    To:        30.09.05



Balance under scheme from previous return:        699,250



The amount by which the block scheme has         -
been increased, if the scheme has been
increased since the date of the last return:



Number of securities issued/allotted under        -
scheme during period:



Balance under scheme not yet issued/allotted      699,250
at end of period



Number and class of securities originally         700,000 Ordinary Shares of
listed and the date of admission                  EUR0.32 each on 6th December
                                                  2001



Total number of securities in issue at the end    535,107,584
of the period





Name of contact: Neil Colgan
Address of contact: CRH plc, 42 Fitzwilliam Square, Dublin 2.
Telephone number of contact: 00 353 1 6344340





SIGNED BY ______________________________________________

Neil Colgan
Assistant Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                       BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 30th September 2005



Name of applicant:         CRH plc



Name of scheme:            2000 Savings Related Share Option Scheme (Republic
                           of Ireland) (RA/CRHplc/00024)

Period of return: From:    01.04.05   To:        30.09.05



Balance under scheme from previous return:       590,014



The amount by which the block scheme has         -
been increased, if the scheme has been
increased since the date of the last return:



Number of securities issued/allotted under       13,676
scheme during period:



Balance under scheme not yet issued/allotted     576,338
at end of period



Number and class of securities originally        625,000 Ordinary Shares of
listed and the date of admission                 EUR0.32 each on 26th March 2002



Total number of securities in issue at the end   535,107,584
of the period





Name of contact: Neil Colgan
Address of contact: CRH plc, 42 Fitzwilliam Square, Dublin 2.
Telephone number of contact: 00 353 1 6344340





SIGNED BY ______________________________________________

Neil Colgan
Assistant Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                       BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 30th September 2005



Name of applicant:     CRH plc



Name of scheme:        2000 Savings Related Share Option Scheme (United Kingdom)
                      (RA/CRHplc/00020)



Period of return: From:         01.04.05    To:      30.09.05



Balance under scheme from previous return:           478,952



The amount by which the block scheme has             -
been increased, if the scheme has been
increased since the date of the last return:



Number of securities issued/allotted under           35,485
scheme during period:



Balance under scheme not yet issued/allotted         443,467
at end of period



Number and class of securities originally           600,000 Ordinary Shares of
listed and the date of admission                    EUR0.32 each on 15th June
                                                    2001



Total number of securities in issue at the end      535,107,584
of the period





Name of contact: Neil Colgan
Address of contact: CRH plc, 42 Fitzwilliam Square, Dublin 2.
Telephone number of contact: 00 353 1 6344340





SIGNED BY ______________________________________________

Neil Colgan
Assistant Company Secretary




If you knowingly or recklessly give false or misleading information you may be liable to prosecution.






                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  30 September 2005



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director